Minutes of First Meeting of Shareholders

of

SPRINTER FOOTBALL CLUB, INC.

The first meeting of shareholders of the above-captioned Corporation was held on August 8, 2015 at 2344 Corte De La Jara, Pleasanton, CA at 12:00 p.m. (noon).

The meeting was called to order by Peter Allen Schuh founder and only shareholder for the purpose of assigning a name to the required roles of the corporate infrastructure that ordinary business might be conducted.

By necessity, as the only stockholder, and owning 100 per cent of the shares of Class A common, Peter Allen Schuh designated himself to fill all required roles and conducted all organizational assignments and other maters in the agenda by resolution.

It is resolved that Peter Allen Schuh will assume all required organizational roles until a suitable replacement can be hired as his relief.

It is further resolved that an Initial Public Offering be conducted to expand the financial resources of the corporation. To that end Peter Allen Schuh will retain 25 per cent of the Class A common stock to give the organization the required command and control structure. Additional shares of stock will be issued to make that new number 400,000,000.

To this end Peter Allen Schuh will establish a separate bank account and make application for the required security offerings.

The following exhibits were formally presented:

1. Copy of Certificate of Incorporation;

2. Copy of Bylaws of the Corporation, duly adopted by the Incorporator;

3. Resolutions adopted by the Incorporator;

4. Minutes of First Meeting of Directors;

5. Corporate certificate record book.

It was

RESOLVED, that the items listed above have been examined by all shareholders, and are all approved and adopted, and that all acts taken and decisions reached, as set forth in such documents, be, and they hereby are, ratified and approved by the shareholders of the Corporation.

There being no further business to come before the meeting the same was adjourned at 12:15 p.m.

/s/ Peter Allen Schuh, Secretary